UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 25, 2019

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Office)

Interim Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form S-8 (No. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361 and 333-225082) and Form F-3 (333-223156) of Barclays PLC and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC Group as of, and for the nine months ended, 30 September 2019.

Exhibit 99.2

A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 September 2019, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: October 25, 2019	By:	/s/ Garth Wright
Name: Garth Wright

Title: Assistant Secretary

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